UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026.

Commission File Number 001-42483

TJGC GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

 On August 10, 2026, TJGC Group Limited (the “Company”) issued a press release titled “TJGC Group Limited in Negotiations for AI and Robotics Technology License”, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of TJGC Group Limited, dated August 10, 2026, titled “TJGC Group Limited in Negotiations for AI and Robotics Technology License.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2026	TJGC Group Limited

	By:	/s/Guo Bin
	Name:	Guo Bin
	Title:	Chief Executive Office

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